SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INTERSTATE BAKERIES CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to purchase Interstate Bakeries Corporation common stock, par value $0.01 per share

(Title of Class of Securities)

46072H108

(CUSIP Number of Class of Securities)

(underlying Interstate Bakeries Corporation common stock, par value $0.01 per share)

Kent B. Magill, Esq.

Vice President, General Counsel and Corporate Secretary

Interstate Bakeries Corporation

12 East Armour Boulevard

Kansas City, Missouri 64111

(816) 502-4000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing persons)

Copy To:

Gregory G. Johnson, Esq.

Bryan Cave LLP

One Kansas City Place, Suite 3500

Kansas City, Missouri 64105

(816) 374-3200

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$7,984,356	$646

*	Estimated solely for the purpose of calculating the amount of the filing fee. The filing fee amount assumes that options to purchase 3,892,000 shares of Interstate Bakeries Corporation common stock, par value $0.01 per share, having an aggregate value of $7,984,356, will be exchanged and cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act, as amended, and Fee Rate Advisory No. 6 for fiscal year 2004 issued by the Securities and Exchange Commission on November 24, 2003, equals $80.90 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Item 1. Summary Term Sheet.

The information set forth under Part I, “Summary of Terms” in the Offer to Exchange, dated December 22, 2003 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company is Interstate Bakeries Corporation, a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 12 East Armour Boulevard, Kansas City, Missouri, 64111 and its telephone number is (816) 502-4000.

(b) The information set forth in the Offer to Exchange under Part I, “Summary of Terms”, and Part II, “The Offer”, Section 1 (“Introduction”), Section 2 (“Purpose of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of Restricted Stock”) and Section 10 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Part II, “The Offer”, Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Persons.

(a) The Company is the filing person and the subject company. The information set forth under Item 2(a) above and the information set forth in the Offer to Exchange under “Schedule B: Information Concerning Our Directors and Executive Officers” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth under Item 2(b) above and in the Offer to Exchange under Part I, “Summary of Terms”, Part II, “The Offer”, Section 1 (“Introduction”), Section 2 (“Purpose of the Offer”), Section 3 (“Procedures for Electing to Exchange Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Cancellation; Issuance of Restricted Stock”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of Restricted Stock”), Section 10 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 11 (“Legal Matters; Regulatory”) and Section 12 (“Certain Tax Considerations”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Exchange under Part II, “The Offer”, Section 8 (“Source and Amount of Consideration; Terms of Restricted Stock”) and Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference. The Company’s Amended and Restated 1996 Stock Incentive Plan and the related form of stock option agreement attached hereto as Exhibits (d)(1) and (d)(2), respectively, are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Exchange under Part I, “Summary of Terms” and Part II, “The Offer”, Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Part II, “The Offer”, Section 10 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Part II, “The Offer”, Section 15 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Exchange under Part II, “The Offer”, Section 8 (“Source and Amount of Consideration; Terms of Restricted Stock”) and Section 13 (“Fees and Expenses”) is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Exchange under Part II, “The Offer”, Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Part II, “The Offer”, Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) Not applicable.

Item 10. Financial Statements.

(a) The information set forth in the Offer to Exchange under Part II, “The Offer”, Section 14 (“Information Concerning Interstate Bakeries Corporation”) and Section 16 (“Additional Information”), and in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2003, and in Item 1 of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended November 15, 2003, is incorporated herein by reference.

A copy of the financial statements contained in the Annual Report on Form 10-K for the fiscal year ended May 31, 2003 and the Quarterly Report on Form 10-Q for the fiscal quarter ended November 15, 2003, respectively, will be made available by the Company to any potential participants of this offer upon request. The full text of the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q as well as the other documents the Company has filed with the Securities and Exchange Commission prior to, or will file with the Securities and Exchange Commission subsequent to, the filing of the Tender Offer Statement on this Schedule TO can be accessed electronically on the Securities and Exchange Commission’s web site at http://www.sec.gov or on the Company’s web site at http://www.interstatebakeriescorp.com. Copies of these documents may also be requested by contacting Linda L. Thompson by mail at Interstate Bakeries Corporation, 12 East Armour Boulevard, Kansas City, Missouri 64111 or by phone at (816) 502-4230.

In accordance with Instruction 6 to Item 10 of Schedule TO, summary financial information is contained in the Offer to Exchange under Part II, “The Offer”, Section 14 (“Information Concerning Interstate Bakeries Corporation”).

(b) Not applicable.

Item 11. Additional Information.

(a) The information set forth in the Offer to Exchange under Part II, “The Offer”, Section 8 (“Source and Amount of Consideration; Terms of Restricted Stock”), Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”) and Section 11 (“Legal Matters; Regulatory”) is incorporated herein by reference.

(b) Not applicable.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)	Offer to Exchange, dated December 22, 2003.*

(a)(2)	Form of Introductory Letter and accompanying Election Form.*

(a)(3)	Form of Restricted Stock Award.*

(a)(4)	Form of E-mail to Eligible Option Holders Announcing Offer.*

(a)(5)	Form of Election Withdrawal Notice.*

(a)(6)	Form of Reminder Notice of Expiration of Offer.*

(a)(7)	Form of Confirmation of Receipt of Election Form.*

(a)(8)	Section 83(b) Tax Election Form.*

(a)(9)	The Company’s Annual Report on Form 10-K for its fiscal year ended May 31, 2003, filed with the Securities and Exchange Commission on August 22, 2003.**

(a)(10)	The Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended August 23, 2003, filed with the Securities and Exchange Commission on October 3, 2003.**

(a)(11)	The Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended November 15, 2003, filed with the Securities and Exchange Commission on December 22, 2003.**

(a)(12)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 19, 2003.**

(a)(13)	The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 3, 2003.**

(a)(14)	The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 17, 2003.**

(a)(15)	The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 11, 2003.**

(a)(16)	The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 18, 2003.**

(a)(17)	The Company’s definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on August 22, 2003.**

(a)(18)	A description of the Company’s Class A common stock included in the Company’s Registration Statement on Form 8-A, which was filed with the Securities and Exchange Commission on May 28, 1992.**

(b)	Not applicable.

(d)(1)	The Company’s Amended and Restated 1996 Stock Incentive Plan.*

(d)(2)	Form of Stock Option Agreement used under the Amended and Restated 1996 Stock Incentive Plan included as Exhibit 10.9 in the Company’s Annual Report on Form 10-K for its fiscal year ended June 1, 2002, filed with the Securities and Exchange Commission on August 23, 2002.**

(g)	Not applicable.

(h)	Not applicable.

*	Filed Herewith
**	Incorporated by Reference

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2003

INTERSTATE BAKERIES CORPORATION

By:	/s/ Kent B. Magill
Kent B. Magill
Vice President, General Counsel and
Corporate Secretary

EXHIBIT INDEX

Exhibit	Description
(a)(1)	Offer to Exchange, dated December 22, 2003.*

(a)(2)	Form of Introductory Letter and accompanying Election Form.*

(a)(3)	Form of Restricted Stock Award.*

(a)(4)	Form of E-mail to Eligible Option Holders Announcing Offer.*

(a)(5)	Form of Election Withdrawal Notice.*

(a)(6)	Form of Reminder Notice of Expiration of Offer.*

(a)(7)	Form of Confirmation of Receipt of Election Form.*

(a)(8)	Section 83(b) Tax Election Form*

(a)(9)	The Company’s Annual Report on Form 10-K for its fiscal year ended May 31, 2003, filed with the Securities and Exchange Commission on August 22, 2003.**

(a)(10)	The Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended August 23, 2003, filed with the Securities and Exchange Commission on October 3, 2003.**

(a)(11)	The Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended November 15, 2003, filed with the Securities and Exchange Commission on December 22, 2003.**

(a)(12)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 23, 2003.**

(a)(13)	The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 3, 2003.**

(a)(14)	The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 17, 2003.**

(a)(15)	The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 11, 2003.**

(a)(16)	The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 18, 2003.**

(a)(17)	The Company’s definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on August 22, 2003.**

(a)(18)	A description of the Company’s Class A common stock included in the Company’s Registration Statement on Form 8-A, which was filed with the Securities and Exchange Commission on May 28, 1992.**

(b)		Not applicable.

(d)	(1)	The Company’s Amended and Restated 1996 Stock Incentive Plan.*

(d)	(2)	Form of Award Notice and Non-Qualified Stock Option Agreement used under the Amended and Restated 1996 Stock Incentive Plan, included as Exhibit 10.9 in the Company’s Annual Report on Form 10-K for its fiscal year ended May 31, 2002, filed with the Securities and Exchange Commission on August 23, 2002.**

(g)		Not applicable.

(h)		Not applicable.

*	Filed Herewith
**	Incorporated by Reference